FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Compugen Ltd.`s (the "Registrant") Proxy Notice and Statement for the Registrant`s Annual General Meeting, scheduled for June 1st, 2004, is filed as Exhibit 1 to this Report on Form 6-K, and is hereby incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

By: /s/ Mor Amitai

Title: President & CEO

Date: May 2nd, 2004

Exhibit 1

Compugen Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Tuesday, June 1st, 2004

Notice is hereby given that an Annual General Meeting (the "Meeting") of the Shareholders of Compugen Ltd. (the "Company") will be held at the Company`s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on Tuesday, June 1st, 2004, at 10:00 a.m. (Israel time) for the following purposes:

1. To elect six directors for the upcoming year (including two outside directors, as required under the Israeli Companies Law, 5759-1999 (the "Law")).

2. To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent external auditors of the Company for the year ending December 31, 2004.

3. To ratify the terms of compensation of certain directors of the Company, as required by the Law.

4. To amend the Company`s Articles of Association, by deleting Article 46, as required by the Law.

5. To discuss the Company`s audited financial statements for the year ended December 31, 2003.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on April 23, 2004, will be entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel.

By Order of the Board of Directors,

Compugen Ltd.
Martin S. Gerstel

Chairman

Date:  April 29, 2004

PROXY STATEMENT
________________

COMPUGEN LTD.
72 Pinchas Rosen St.
Tel Aviv, 69512 Israel
Tel. 972-3-765-8585
________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on Tuesday, June 1st, 2004

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Compugen Ltd. (the "Company") for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company`s corporate offices, located at the address set forth above, on June 1st, 2004, or on any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the person named as proxy therein will vote the ordinary shares, par value New Israeli Shekel ("NIS") 0.01 each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Board of Directors.

With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting.

The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about April 29, 2004. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on April 23, 2004 are entitled to notice of, and to vote at, the Meeting.

On April 23, 2004, 27,424,158 Ordinary Shares were outstanding and entitled to vote (the "Outstanding Ordinary Shares"). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders, present in person or by proxy, who hold or represent at least 331/3% of the Outstanding Ordinary Shares constitutes a quorum for the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned for one week, to June 8, 2004, at the same time and place, without it being necessary to notify the shareholders thereof. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Proposal 1 with respect to the election of four directors and each of proposals 2, 3 and 4 to be presented at the Meeting requires the affirmative vote of the shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes cast with respect to such proposal. Proposal 1 with respect to the election of two outside directors to be presented at the Meeting requires the affirmative vote of the shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to either: (i) the majority of the shares cast at the meeting, including at least one third of the shares held by non-controlling shareholders who are present in person or by proxy and vote on such proposal voting at the Meeting; or (ii) the majority of the shares cast on such proposal at the Meeting, provided that the total number of shares held by non-controlling shareholders voting in opposition to such proposal does not exceed 1% of the aggregate voting rights in the Company.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Ordinary Shares as of April 23, 2004, by each person who is known by the Company to own beneficially more than 5% of the Outstanding Ordinary Shares. The voting rights of the Company's major shareholders do not differ from the voting rights of other holders of the Ordinary Shares.

Beneficial Owner	Number of Shares Beneficially Owned	Percent of Ownership
AXA Assurances I.A.R.D. Mutuelle (1)	3,236,760	11.8%
Clal Industries and Investments Ltd. (2)	3,056,274	11.1%
Martin S. Gerstel (3)	1,748,008	6.4%

(1) Information is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on its Schedule 13G, filed with the Securities and Exchange Commission ("SEC") on February 10, 2004.

(2) Ownership consists of 10,526 shares held by Clal Industries & Investments Ltd. and 3,045,748 shares held by Clal Biotechnology Industries Ltd. The address of Clal Biotechnology Industries Ltd. is 3 Azrieli Center, Tel Aviv 67023, Israel. This information is based on information disclosed by Clal Industries & Investments Ltd. on its Schedule 13D, field with the SEC on July 7, 2003.

(3) Ownership consists of 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, and 1,119,888 shares held by Merrill Lynch IRA for Martin Gerstel, of which Mr. Gerstel is the beneficiary. This information is based on information disclosed by Mr. Gerstel on his Schedule 13G, filed with the SEC on February 17, 2004.

1. ELECTION OF DIRECTORS

Election of Outside Directors - Background

The Law requires Israeli companies with shares that have been offered to the public to appoint at least two outside directors. No person may be appointed as an outside director if that person or that person`s relative, partner, employer or any entity under that person`s control, has or had, on or within the past two years preceding the date of that person`s appointment to serve as outside director, any affiliation with the Company or any entity controlling, controlled by or under common control with the Company.

The term "affiliation" includes an employment relationship, business or professional relationship maintained on a regular basis, control  and service as an office holder.

No person may serve as an outside director if the person`s position or other business activities create or may create a conflict of interests with that person`s responsibilities as an outside director or may otherwise interfere with the person`s ability to serve as an outside director.

If, at the time outside directors are to be appointed, all current members of the board are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at the shareholders` meeting, provided that either: (i) the majority of the shares voted at the meeting, including at least one third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the outside director; or (ii) the total number of shares held by non-controlling shareholders voted against the election of the outside director does not exceed 1% of the aggregate voting rights in the Company.

The initial term of an outside director is three years, and the outside director may be re-elected for an additional term of three years.

Outside directors may be removed from office only by a vote of the same percentage of shareholders as is required for their election, or by court, and then only if the outside director ceased to meet the statutory qualifications for his or her appointment, or if the outside director violates his or her duty of loyalty to the Company. Each committee of the Board of Directors must include at least one outside director, and the audit committee (the "Audit Committee") must include all of the outside directors.

Election of Directors:

The Board of Directors has nominated Mr. Martin S. Gerstel, Dr. Mor Amitai, Dr. David Haselkorn, and Mr. Ruben Krupik for election as directors, to serve until the next annual general meeting of shareholders, and until their respective successors are duly elected and shall qualify.

In addition, the Board of Directors has nominated Dr. Orna Berry and Mr. David Schlachet for election as outside directors, each to serve for a second term of three years. Both nominees qualify as outside directors under the Law.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby FOR the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose. The following nominees, all of whom are currently directors of the Company, have advised the Company that they will serve as directors if elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during at least the past five years.

Nominee

	Age	Principal Occupation
Martin S. Gerstel	62

Martin Gerstel has served as the Company's Chairman since August 1997. Prior to relocating to Israel in 1994, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is also the co-founder and co-chairman of Itamar Medical, a medical device company headquartered in Israel, and serves as a director of Evogene, Symyx Technologies, and the Foundation for the National Medals of Science and Technology. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

Mor Amitai	38

Mor Amitai, Ph.D. joined the Company in 1994. He held several positions, including Chief Scientist and Head of Research before becoming Chief Executive Officer, President and a director of the Company in 1997. Between 1991 and 1994, Dr. Amitai worked as a digital signal processing engineer, developing speech recognition technologies, at Comverse Technologies. Previously, Dr. Amitai carried out algorithm and communications system development for five years in the Israeli Defense Forces, which he left with the rank of captain. Dr. Amitai holds a B.S. in Mathematics and Physics, and an M.S. and a Ph.D. in Mathematics, all from The Hebrew University of Jerusalem.

David Haselkorn	59

David Haselkorn, Ph.D. joined our Board of Directors in December 1998. From 1998 to 2003, Dr. Haselkorn served as the Chief Executive Officer of Clal Biotechnology Industries Ltd. From 1987 to 1998, Dr. Haselkorn served as a Managing Director and Chief Operating Officer of Bio-Technology General Corp. Dr. Haselkorn is also on the board of directors of several privately-held companies. Dr. Haselkorn holds a B.Sc. in Chemistry and an M.Sc. in Biochemistry from Hebrew University, and a Ph.D. in Chemical Immunology from the Weizmann Institute of Science.

Ruben Krupik	52

Ruben Krupik joined the Board of Directors in 2003. Mr. Krupik serves as the President and CEO of ARTE - Arison Technologies Ltd. Mr. Krupik also serves as the active chairman of Steps Ventures, the general manager of Biomedical Investments, and a manager of the Arison Group's technology division. He is a director in a number of leading Israeli hi-tech companies. From 1991 to 2000, Mr. Krupik held a number of positions, including the President and CEO of RDC Rafael Development Corporation Ltd. Mr. Krupik holds an LL.B. in law from the Tel Aviv University and BA in Economics and Political Sciences from the Hebrew University.

Orna Berry	54

Orna Berry, Ph.D. joined the Board of Directors as an outside director in June 2001. She is a Venture Partner at Gemini Israel Funds, and the Chairperson of Lambda Crossing, Ltd., and at Riverhead Inc. From 1997 to 2000, she was the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. Dr. Berry was the co-founder of ORNET Data Communication Technologies Ltd. She served as the Chief Scientist of Fibronics and as a senior research engineer in several companies, including IBM and UNISYS.  Dr. Berry received her Ph.D. in computer science from the University of Southern California and her M.A. and B.A. degrees in statistics and mathematics from Tel Aviv and Haifa Universities, respectively.

David Schlachet	58

David Schlachet joined the Board of Directors as an outside director in June 2001.  He is a managing partner of BioCom Management and Investment (2002) Ltd.  He also serves on the Boards of Directors of Poalim Capital Markets & Investments Ltd., Harel Capital Markets Ltd., Taya Investment Company Ltd., United Studios Ltd., Pharmos Ltd., Taldor Ltd., ProSeed Venture Capital Fund Ltd and Israel Discount Bank Limited. From 1997 to July 2000, Mr. Schlachet was Chairman of the Board of Directors of Elite Industries Ltd. and prior to that he served as Vice President of the Strauss Group of companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering from the Technion, Israel Institute of Technology and an MBA degree from Tel Aviv University.

The Company's Articles of Association specify that the number of directors will be at least five but not more than fourteen.

Remuneration of Directors

The aggregate compensation paid by the Company and the Company`s subsidiaries to all persons who served in the capacity of director for the year ended December 31, 2003, (seven persons) was approximately US$340,939. This amount includes approximately US$59,681 set aside or accrued to provide pension, severance, retirement or similar benefits. This amount does not include expenses, including business travel, relocation, professional and business association dues and expenses, reimbursed to directors and other benefits commonly reimbursed or paid by companies in Israel.

During 2003, the Company granted options to purchase a total of 500,000 Ordinary Shares to members of the Board of Directors as a group, including employee directors. These options are exercisable at a range of between US$2.38 per share and US$5.91 per share, and expire ten years after the date of grant.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to appoint the directors as nominated above.

2. PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTS

The Board of Directors, in accordance with the recommendation of the Audit Committee, has appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the external auditors of the Company for the year ending December 31, 2004. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the Company`s books and accounts and performed other accounting services for the Company since 2002. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, performed the Company`s yearly audit for the fiscal year ended December 31, 2003.

The fees for audit services for the year 2004, which will be paid to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the external auditors of the Company, are US$60,000.

The fees paid to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services other than audit services, for the year 2003, were US$31,250.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the external auditors of the Company for the year ending December 31, 2004, in accordance with the recommendation of the Audit Committee and the Board of Directors is hereby ratified.

The Board of Directors recommends that the shareholders vote FOR the ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the external auditors of the Company.

3. PROPOSALS TO RATIFY THE TERMS OF COMPENSATION OF CERTAIN DIRECTORS OF THE COMPANY

Pursuant to the Law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and the shareholders of the Company. In compliance with the Law, at the Meeting, the shareholders will be requested to adopt the resolutions set forth below.

The Board of Directors expresses no recommendation as to the vote on any of the resolutions below regarding compensation to the members of the Board of Directors.

(A) PROPOSAL TO RATIFY GRANT OF OPTIONS TO DR. DAVID HASELKORN

On March 23, 2004, the Audit Committee and Board of Directors approved, subject to the approval of the shareholders of the Company, the grant of options to purchase 26,500 ordinary shares of the Company ("Options"), to Dr. David Haselkorn, Chairman of the Executive Committee, in consideration of his continuous and valuable contribution to the Company. The Options will be granted under the Company`s Share Option Plan (2000) at an exercise price per share of US$5.99, the closing price of the Company`s shares on March 23, 2004. The Options will vest over a period of forty eight months, starting on January 1, 2004, such that 1/48 of the Options will vest at the end of each of the said forty eight months, respectively.

In compliance with the Law, the shareholders will be requested to adopt the following resolution:

RESOLVED, that the options grant to Dr. David Haselkorn, described in the Proxy Statement for the 2004 Annual General Meeting of Shareholders be, and it is hereby, approved and ratified.

(B) PROPOSAL TO RATIFY THE GRANT OF A CASH BONUS TO DR. MOR AMITAI, PRESIDENT AND CEO OF THE COMPANY

On April 20, 2004, the Audit Committee and Board of Directors approved, subject to the approval of the shareholders of the Company, the grant of a one-time cash bonus in the amount of US$40,000 to Dr. Mor Amitai, President, Chief Executive Officer and Director of the Company, in consideration of his performance during the year 2003.

In compliance with the Law, the shareholders will be requested to adopt the following resolution:

RESOLVED, that the grant to Dr. Mor Amitai of a one-time cash bonus in the amount of US$40,000, for his performance during the year 2003 be, and it is hereby, approved and ratified.

(C) PROPOSAL TO RATIFY THE RAISE IN SALARY TO DR. MOR AMITAI, PRESIDENT AND CEO OF THE COMPANY

On April 20, 2004, the Audit Committee and Board of Directors resolved, subject to the approval of the shareholders of the Company, to raise the annual salary of Dr. Mor Amitai, President, Chief Executive Officer and Director of the Company, to US$240,000 effective as of January 1, 2004.

In compliance with the Law, the shareholders will be requested to adopt the following resolution:

RESOLVED, that the raise in Dr. Mor Amitai`s annual salary to US$240,000, effective as of January 1, 2004 be, and it is hereby, approved and ratified.

4. AMENDMENT OF ARTICLES OF ASSOCIATION

Pursuant to the Law, the amendment of the Company`s Articles of Association requires the approval of the shareholders of the Company. In compliance with the Law, at the Meeting, the shareholders will be requested to adopt the resolution set forth below.

The Board of Directors voted in favor of deleting Article 46, entitled "Alternate Director", from the Company`s Articles of Association. The impact of this proposal is that, upon deletion of Article 46, a director of the Company shall not be entitled to unilaterally nominate an alternate director to replace him or her as an acting director of the Company.

In compliance with the Law, the shareholders will be requested to adopt the following resolution:

RESOLVED, that the amendment to the Company`s Articles of Association by deleting Article 46, entitled "Alternate Director" be, and it is hereby, approved and ratified.

5. DISCUSSION OF FINANCIAL STATEMENTS

At the Meeting, there will be a discussion of the Company`s audited financial statements for the year ended December 31, 2003.

_____________________________________

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the person named in the enclosed proxy will vote on such matters in accordance with his or her best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, proxies received by the Company will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Martin S. Gerstel Chairman
Date: April 29, 2004